SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) #02.558.154/0001 -29
Corporate Registry (NIRE) #533.0000.576 -1

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS RELATED TO THE FISCAL YEAR OF 2004

Tele Norte Celular Participações S.A. announces that, in compliance with the article 203 of Law # 6,404/76, it will pay the minimum dividends related to the fiscal year of 2004 for preferred shares.

The dividends to be paid amount to three million, two hundred sixty seven thousand, one hundred ninety-one reais and five cents (R$3,267,191.05) . The value per thousand preferred shares is R$0.015524. These values will be monetarily updated by SELIC rate accumulated from December 31, 2005 until the date the payment is made. Until February 20, 2006, the current value is three million, three hundred forty three thousand, three hundred sixty-one reais and fifty eight cents (R$3,343,361.58), representing a value of R$0.015886 per thousand preferred shares.

Brasília, February 20, 2006.

Tele Norte Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and
Head of Investor Relations